SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ADCARE HEALTH SYSTEMS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

000650W300

(CUSIP Number)

Michael J. Fox

Park City Capital, LLC

200 Crescent Court, Suite 1575

Dallas, Texas 75201

(214) 855-0800

With a Copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000650W300	13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON PARK CITY CAPITAL OFFSHORE MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,198,390*
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,198,390*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,198,390*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%**
14	TYPE OF REPORTING PERSON CO

*Includes (1) 10% Subordinated Convertible Notes due April 30, 2015 convertible at the option of the holder into 222,222 shares of Common Stock and (2) warrants to purchase 328,418 shares of Common Stock.

**Based on 19,220,903 shares of Common Stock issued and outstanding as of January 2, 2015, as reported in the Company’s registration statement on Form S-3, filed with the SEC on January 13, 2015.

CUSIP No. 000650W300	13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON PARK CITY SPECIAL OPPORTUNITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	102,250
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	102,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 102,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 000650W300	13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON PARK CITY CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,300,640*
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,300,640*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,300,640*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%**
14	TYPE OF REPORTING PERSON IA

*Includes (1) 10% Subordinated Convertible Notes due April 30, 2015 convertible at the option of the holder into 222,222 shares of Common Stock and (2) warrants to purchase 328,418 shares of Common Stock.

**Based on 19,220,903 shares of Common Stock issued and outstanding as of January 2, 2015, as reported in the Company’s registration statement on Form S-3, filed with the SEC on January 13, 2015.

CUSIP No. 000650W300	13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON PCC SOF GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	102,250
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	102,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 102,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 000650W300	13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON MICHAEL J. FOX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING	73,532*
	8	SHARED VOTING POWER	1,300,640**
	9	SOLE DISPOSITIVE POWER	73,532*
	10	SHARED DISPOSITIVE POWER	1,300,640**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,374,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%***
14	TYPE OF REPORTING PERSON IN

*Represents stock options held by Mr. Fox.

**Includes (1) 10% Subordinated Convertible Notes due April 30, 2015 convertible at the option of the holder into 222,222 shares of Common Stock and (2) warrants to purchase 328,418 shares of Common Stock.

*** Based on 19,220,903 shares of Common Stock issued and outstanding as of January 2, 2015, as reported in the Company’s registration statement on Form S-3, filed with the SEC on January 13, 2015.

CUSIP No. 000650W300	13D/A	Page 7 of 9 Pages

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2013, as amended to date (the “Schedule 13D”), with respect to the Common Stock, no par value (the “Common Stock”), of AdCare Health Systems, Inc., a Georgia corporation (the “Company”). Except as amended and supplemented by this Amendment No. 5 (as so amended and supplemented, this “Statement”), the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The Master Fund purchased warrants exercisable for up to 109,472 shares of Common Stock (the “1B Warrants”) in a private transaction on February 20, 2015. The Warrants were fully vested on the date of purchase and are exercisable for the purchase of 109,472 shares of Common Stock at an exercise price of $1.93 per share. The source of funds used in purchasing the 1B Warrants was working capital of the Master Fund. The total aggregate cost for purchasing the 1B Warrants was $281,343.04.

On December 17, 2014, the Company issued to Mr. Fox, as a director of the Company, stock options to purchase 51,865 shares of Common Stock, at an exercise price of $3.90 per share, pursuant to the Company’s 2011 Stock Option Plan and in respect of 2015 compensation. The stock options are exercisable in three installments on each anniversary of the grant date for the next three years and expire on December 17, 2024.

Item 5. Interest in Securities of the Issuer.

(a)          The Reporting Persons beneficially own in the aggregate 1,374,172 shares of Common Stock, which represents approximately 7.1% of the Company’s outstanding shares of Common Stock. The Master Fund, the Special Opportunity Fund, and Mr. Fox (with respect to his stock options) directly hold the number and percentage of shares of Common Stock disclosed as beneficially owned by them in the applicable table set forth on the cover page to this Statement.

The percentage ownership of shares of Common Stock set forth in this Statement is based on the 19,220,903 shares of Common Stock issued and outstanding as of January 2, 2015, as reported in the Company’s registration statement on Form S-3, filed with the SEC on January 13, 2015.

(b)          The Master Fund beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Master Fund in the applicable table set forth on the cover page to this Statement.

The Special Opportunity Fund beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Special Opportunity Fund in the applicable table set forth on the cover page to this Statement.

As adviser to the Master Fund and the Special Opportunity Fund, Park City Adviser may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the respective Funds’ shares of Common Stock. Park City Adviser expressly disclaims beneficial ownership of those Funds’ shares of Common Stock, except to the extent of its pecuniary interest therein.

As general partner of the Special Opportunity Fund, the Special Opportunity Fund GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Special Opportunity Fund’s shares of Common Stock. The Special Opportunity Fund GP disclaims beneficial ownership of the Special Opportunity Fund’s shares of Common Stock, except to the extent of its pecuniary interest therein.

CUSIP No. 000650W300	13D/A	Page 8 of 9 Pages

As the managing member of Park City Adviser, which is the investment manager of the Master Fund and the Special Opportunity Fund, and as the managing member of the Special Opportunity Fund GP, which is the general partner of the Special Opportunity Fund, Mr. Fox may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Master Fund’s shares of Common Stock and the Special Opportunity Fund’s shares of Common Stock. Mr. Fox disclaims beneficial ownership of those Funds’ shares of Common Stock, except to the extent of his pecuniary interest therein. Mr. Fox also directly holds stock options to purchase certain shares of Common Stock, as set forth in the applicable table included on the cover page to this Statement.

(c)          The purchase of the 1B Warrants by the Master Fund on February 20, 2015 is described in Item 3 of this Statement.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Discussion in Items 3 and 7 of this Statement is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits to this Amendment No. 5:

99.1	Purchase Agreement, dated as of February 20, 2015, by and between Park City Capital Offshore Master, Ltd. and David A. Tenwick.

99.2	Amended and Restated Warrant to purchase 109,472 shares of the Company’s Common Stock (Warrant No. 1B).

CUSIP No. 000650W300	13D/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: February 23, 2015

PARK CITY CAPITAL OFFSHORE MASTER, LTD.		PARK CITY CAPITAL, LLC

By:	/s/ Michael J. Fox	By:	/s/ Michael J. Fox
	Michael J. Fox,		Michael J. Fox,
	Director		Manager

PCC SOF GP LLC		MICHAEL J. FOX

By:	/s/ Michael J. Fox	By:	/s/ Michael J. Fox
	Michael J. Fox,		Michael J. Fox
Managing Member

PARK CITY CAPITAL SPECIAL OPPORTUNITY FUND, LP

By:	PCC SOF GP LLC, its general partner

By:	/s/ Michael J. Fox
Michael J. Fox,
Managing Member